SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934


Filed by the Registrant [ ] Filed by a Party other than the Registrant [ X ]

Check the appropriate box:

[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[X] Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12


                         Cyprus Amax Minerals Company
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               (Name of Registrant as Specified in Its Charter)


                           Phelps Dodge Corporation
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    (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X]  No fee required.
[ ] $125 per Exchange Act Rules O-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or Item
    22(a)(2) of Schedule 14A.
[ ] Fee computed on table below per Exchange Act Rules
    14a-6(i)(4) and 0-11.

      1) Title of each class of securities to which transaction applies:

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      2) Aggregate number of securities to which transaction applies:

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      3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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      4) Proposed maximum aggregate value of transaction:

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      5) Total fee paid:

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[ ] Fee paid previously by written preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange
    Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      1)   Amount Previously Paid:
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      2)   Form, Schedule or Registration Statement No.:
                                                        ------------------------
      3)   Filing Party:
                        --------------------------------------------------------
      4)   Date Filed:
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Notes:

FOR IMMEDIATE RELEASE

CONTACTS:
INVESTORS                                   MEDIA
Phelps Dodge                                Phelps Dodge
Thomas M. Foster                            Susan M. Suver
(602) 234-8139                              (602) 234-8003
Gregory W. Stevens
(602) 234-8166

Arthur Schmidt & Associates, Inc.           Sard Verbinnen & Co
Martin Zausner/Alan Weinstein/Joan          George Sard/David Reno/Debbie Miller
Harper                                      (212) 687-8080
(212) 953-5555

                 PHELPS DODGE FILES REGISTRATION STATEMENTS FOR
                   EXCHANGE OFFERS FOR ASARCO AND CYPRUS AMAX
         ---------------------------------------------------------------

     Files Preliminary Proxy Statements To Oppose Asarco/Cyprus Amax Merger;
                   Commences Litigation Against Both Companies

    Phelps Dodge Will Withdraw Offer and Not Bid Further if Asarco and Cyprus
          Amax Shareholders Approve Two-Way Merger at September 30 Vote

         PHOENIX, AZ, August 27, 1999 - Phelps Dodge Corporation (NYSE: PD) announced today that it has filed registration materials with the Securities and Exchange Commission for exchange offers for all outstanding Asarco Incorporated (NYSE: AR) and Cyprus Amax Minerals Company (NYSE: CYM) common shares. Phelps Dodge will commence the exchange offers as soon as the registration statements are declared effective.

         In addition, the Company filed preliminary proxy materials with the Securities and Exchange Commission to solicit proxies from Asarco and Cyprus Amax stockholders to vote against the proposed merger of Asarco and Cyprus Amax. Asarco and Cyprus Amax have set shareholder meetings for September 30, 1999 to vote on their proposed merger.

         Separately, Phelps Dodge announced that it has commenced litigation in New Jersey and Delaware against Asarco and Cyprus Amax, respectively, and their directors, for breaching their fiduciary duties by impermissibly prohibiting directors from informing themselves of any third-party merger or acquisition proposal and providing excessive break-up fees.


                                     -more-

         "While we continue to prefer negotiated transactions, we are committed to this compelling three-way combination, and are taking all necessary steps to complete it," said Douglas C. Yearley, Chairman and Chief Executive Officer of Phelps Dodge. "If Asarco and Cyprus Amax are truly interested in a negotiated transaction we are ready to begin discussions immediately. We continue to believe our offer is fully priced and compelling. We are confident that shareholders of Asarco and Cyprus Amax will recognize that our proposals are clearly superior to the Asarco/Cyprus Amax no-premium two-way merger. We view the September 30 vote as a referendum. If Asarco and Cyprus Amax shareholders do approve their two-way combination, we will withdraw our substantial premium proposal and will not bid further."

         Phelps Dodge also today sent the following letter to the Chairmen of Asarco and Cyprus Amax:

                                                                 August 27, 1999

Mr. Francis R. McAllister
Chairman and Chief Executive Officer
ASARCO Incorporated
180 Maiden Lane
New York, NY 10038

Mr. Milton H. Ward
Chairman, Chief Executive Officer and President
Cyprus Amax Minerals Company
9100 East Mineral Circle
Englewood, CO 80112

Dear Frank and Milt:

         We continue to believe that our proposed three-way combination is clearly superior for your shareholders than your proposed no-premium, two-party transaction. Our fully priced proposal provides a substantial premium, our $2.00 annual dividend and opportunity for participation in greater upside potential.

         In your August 25 letter to us you identified four issues with our proposal. We are prepared to accept three of your points. On the fourth point, your demand on exchange ratios, we hope that you will reconsider your unreasonable position and sit down at the table with us to complete our proposed three-way combination.

         Should you proceed to complete your two-way merger, you will proceed alone because we will withdraw our substantial premium proposal and will not bid further. Your September 30 vote will be a referendum on our proposal.

         Your proposal on exchange ratios is so unreasonable that its sincerity is questionable. It seems to be premised on the flawed assumption that since your combined production would be comparable to Phelps Dodge's, you should be valued at the same level as Phelps Dodge. Of course, this is clearly not what investors believe since it is not reflected in the relative market valuations of the three companies. The simplistic assumption you seem to be making fails to reflect Phelps Dodge's long track record of making tough management decisions and delivering significantly greater value to shareholders than either ASARCO or Cyprus Amax. Over a fifteen-year period we have delivered total returns to shareholders of 1,024% in contrast to 25% for ASARCO and 102% for Cyprus Amax.

         Moreover, based on the information in your August 20 Form S-4 registration statement, it appears that the conclusions arrived at by your own investment bankers do not support your exchange ratio demand. The exchange ratios you have demanded would deliver nearly all of the incremental value to be derived from a three-way combination to your shareholders and very little to our shareholders. This overpayment, as you no doubt anticipated, is completely unacceptable to us.

         In addition, we don't believe that your shareholders will be fooled by the flawed measures you announced which purport to accommodate the possibility of a third-party transaction during the 90 days following completion of your merger. None of your public statements address in any meaningful way all of the many steps that would be necessary to give your shareholders a realistic opportunity to benefit from an attractive third party proposal. Among the additional matters that would have to be addressed if you were serious about accommodating third party transactions would be to eliminate your staggered Board and the highly unusual management entrenchment arrangements built into your two-party merger agreement.

         Those unusual management-entrenchment provisions guarantee no change in the roles of the proposed four senior executives of the ASARCO-Cyprus combined company prior to the 2002 annual meeting except upon a vote of 75% of the Board. Since management will hold 25% of the Board seats, this effectively requires a unanimous vote of the non-management directors. Because your Board is divided into three classes, this means that a buyer of 100% of the outstanding stock of the ASARCO-Cyprus combined company would not be able to obtain management control for nearly three years.

         Indeed, even in the two aspects of your 90-day proposal for which you try to take credit, there is confusion, contradiction and unnecessary complexity. You propose an unspecified shareholder mechanism to redeem your poison pill which is inevitably more cumbersome than simple Board action. Secondly, we noted with interest the statement in your August 25 press release that "In addition, change in control provisions in any employment contracts entered into by the Company will be waived for that same 90 day period." We were therefore surprised to read the contradictory statement in the Form 8-K you filed yesterday that:

              "The rights and benefits under the existing [change of control] arrangements with the employees...of each of Cyprus Amax and ASARCO, however, will remain in full force and effect and will be unaffected during the 90 days following completion of the business combination, as will any rights under arrangements entered into with such employees in substitution for any existing arrangements."

         Frankly, we believe that all of your statements concerning the 90-day period are no more than a public relations gambit. There is no evidence in your conduct to date that you have any willingness to pursue transactions that are in the best interests of your shareholders.

         With regard to the three points in your August 25 letter other than the exchange ratio, we are pleased to confirm that:

         o We are prepared to enter into a merger agreement with substantially the same representations, warranties and covenants as those contained in your July 15 merger agreement.

         o    This proposal is not subject to due diligence.

         o We have studied the regulatory issues carefully and are confident that all necessary regulatory approvals for our three-way combination will be obtained on a timely basis. We would be pleased to give you strong contractual assurances on this point.

         If you take seriously your fiduciary duty and want to inform yourselves about a compelling transaction that would be in the best interests of your shareholders, let's sit down and negotiate. If not, your shareholders will decide which alternative they prefer on September 30.

Sincerely,


Douglas C. Yearley                 J. Steven Whisler
Chairman and                       President and
Chief Executive Officer            Chief Operating Officer


         Phelps Dodge Corporation is among the world's largest producers of copper. The company also is one of the world's largest producers of carbon black, one of the world's largest manufacturers of magnet wire, and has operations and investments in mines and wire and cable manufacturing facilities around the world. Phelps Dodge has operations in 28 countries.

THIS PRESS RELEASE IS NEITHER A REQUEST FOR THE TENDER OF SHARES OF ASARCO OR CYPRUS AMAX COMMON STOCK NOR AN OFFER WITH RESPECT THERETO. THE PHELPS DODGE OFFER WILL BE MADE ONLY BY MEANS OF A FINAL PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL. A REGISTRATION STATEMENT RELATING TO PHELPS DODGE COMMON STOCK HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THE PHELPS DODGE COMMON STOCK MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                      # # #

August 30, 1999

Dear Cyprus Amax Shareholder:

On August 27, 1999, Phelps Dodge announced its intention to make an exchange offer for each outstanding share of common stock of Cyprus Amax Minerals Company that would provide you with significantly greater value than you would receive in a no-premium combination of your company and Asarco.

Enclosed are preliminary copies of our proxy statement and prospectus for our common stock. We will soon be mailing to you Phelps Dodge's definitive proxy materials, proxy card and prospectus, and additional important information as to why you should vote against the Cyprus Amax-Asarco transaction.

UNTIL YOU RECEIVE OUR INFORMATION, WE URGE YOU NOT TO RETURN ANY WHITE PROXY CARD SENT TO YOU BY CYPRUS AMAX MINERALS COMPANY.

Thank you for your consideration.

Sincerely yours,



Douglas C. Yearley
Chairman and Chief Executive Officer

         PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED AUGUST 27, 1999

[PHELPS DODGE CORPORATION LOGO]

                                [       ], 1999

Dear Cyprus Amax Shareholder:

     As you probably know, Phelps Dodge Corporation has announced its intention to make an exchange offer for the outstanding common stock of Cyprus Amax Minerals Company ("Cyprus Amax") and ASARCO Incorporated ("Asarco"). Our offer would provide significant premiums to the shareholders of Asarco and Cyprus Amax, provide a substantial dividend increase and create a more cost-effective global copper producer with the operating expertise, broad resource base and financial strength to better serve the interests of all three companies' employees, customers and communities. Despite the higher market value of the Phelps Dodge offer, Asarco and Cyprus Amax have refused to meet with us to discuss this proposed three-way combination. Asarco and Cyprus Amax are instead soliciting proxies from their shareholders to approve the proposed no-premium Asarco/Cyprus Amax merger at meetings scheduled to be held on September 30, 1999.

 TO PRESERVE YOUR OPPORTUNITY TO CONSIDER THE FINANCIALLY SUPERIOR PHELPS DODGE OFFER, DO NOT RETURN ANY CYPRUS AMAX PROXY CARD. WE WILL SEND YOU A PROXY CARD
          TO VOTE AGAINST THE PROPOSED ASARCO/CYPRUS AMAX MERGER SOON.

     Under the Phelps Dodge offer, you would receive:

     - A SIGNIFICANT PREMIUM FOR YOUR SHARES. Cyprus Amax shareholders would receive 0.3135 of a share of Phelps Dodge common stock for each share of Cyprus Amax common stock. That represents a significant premium for Cyprus Amax shareholders based on market prices of Phelps Dodge and Cyprus Amax common stock before our proposal was first publicly announced. This sizeable premium in effect represents an up-front payment to you for the substantial cost savings we expect to achieve.

     - A SUBSTANTIAL INCREASE IN DIVIDENDS. Phelps Dodge intends to continue its current annual cash dividend of $2.00 per share. This would provide a substantial dividend increase to shareholders of both Asarco and Cyprus Amax -- equal to 4.1 times the dividend they would receive in the proposed Asarco/Cyprus Amax merger.

     - GREATER UPSIDE POTENTIAL. Cyprus Amax shareholders will enjoy an opportunity to participate in the greater upside potential resulting from our proposed combination through ownership of Phelps Dodge common stock, which has generated substantially better shareholder returns than Asarco and Cyprus Amax over the past 2, 3, 5, 10 and 15-year periods.

     IF THE ASARCO/CYPRUS AMAX MERGER IS APPROVED, YOU WILL NOT HAVE THE OPPORTUNITY TO ACCEPT THE FINANCIALLY SUPERIOR PHELPS DODGE OFFER.

     Phelps Dodge has conditioned its offer upon the rejection of the proposed Asarco/ Cyprus Amax merger. Our offer -- and our premium price -- is based on the benefits of integrating all three companies now, not on the chance of a combination at some unknown future date. Accordingly, a vote by you and your fellow shareholders AGAINST the proposed Asarco/Cyprus Amax merger is an important step in ensuring the success of the Phelps Dodge offer. We urge you to send a strong message to your directors that they should take all necessary steps to remove all obstacles to the Phelps Dodge offer and give Cyprus Amax shareholders an opportunity to decide for themselves whether the Phelps Dodge offer is in their best interests.

                 THE PHELPS DODGE OFFER CREATES SUPERIOR VALUE

     In addition to the substantial immediate financial benefits to Cyprus Amax shareholders, our proposed combination of Phelps Dodge, Asarco and Cyprus Amax presents a unique opportunity to create a large, resource-rich portfolio of lower-cost global copper assets with enhanced flexibility to excel in all business cycles. We believe that this three-way combination will provide superior value creation opportunities, on an ongoing basis, for the shareholders of all three companies.

     We believe that your ability to participate in this value creation, through your ownership of Phelps Dodge common stock, is an important element of our offer. Over the past several years, Phelps Dodge's stock price has significantly outperformed the stock prices of Asarco and Cyprus Amax. While we cannot make promises about future returns, we believe that our performance record indicates that we are best equipped to extract value out of the Asarco and Cyprus Amax assets.

     In an effort to provide you -- the owners of Cyprus Amax -- an opportunity to maximize the value of your investment in Cyprus Amax, Phelps Dodge intends to commence an exchange offer for each outstanding share of common stock of Cyprus Amax in exchange for common stock of Phelps Dodge in a tax-free transaction. Enclosed is a copy of the Phelps Dodge Preliminary Prospectus filed with the Securities and Exchange Commission on August 27, 1999 which sets forth the terms and conditions of the Phelps Dodge offer.

     IF YOU WANT TO ACCEPT THE PHELPS DODGE OFFER, DO NOT RETURN ANY CYPRUS AMAX PROXY CARD. WE WILL SEND YOU A PROXY CARD TO VOTE AGAINST THE PROPOSED ASARCO/CYPRUS AMAX MERGER SOON. YOUR VOTE AGAINST THE PROPOSED ASARCO/CYPRUS AMAX MERGER WILL NOT OBLIGATE YOU TO ACCEPT, OR TO EXCHANGE YOUR CYPRUS AMAX COMMON SHARES PURSUANT TO, THE PHELPS DODGE OFFER.

     [IF YOU HAVE ALREADY VOTED FOR THE PROPOSED ASARCO/CYPRUS AMAX MERGER, IT'S NOT TOO LATE TO CHANGE YOUR VOTE BY SIMPLY SIGNING, DATING AND RETURNING THE [COLOR] PROXY CARD THAT WE WILL BE SENDING YOU SOON.

     We will soon be mailing to you Phelps Dodge definitive proxy materials and a proxy card as well as additional information as to why you should vote AGAINST the proposed Asarco/Cyprus Amax merger.

     Until you receive our information, we urge you not to return any [COLOR] proxy card sent to you regarding the proposed Asarco/Cyprus Amax merger.

     Thank you for your consideration and support.

                                          Sincerely,

                                          /s/ Douglas C. Yearley
                                          --------------------------------------
                                          Douglas C. Yearley
                                          Chairman and Chief Executive Officer

     THE PHELPS DODGE PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO THE PROPOSED ASARCO/CYPRUS AMAX MERGER AND IS NEITHER A REQUEST FOR THE TENDER OF SHARES OF CYPRUS AMAX COMMON STOCK NOR AN OFFER TO SELL SHARES OF PHELPS DODGE STOCK. THE PHELPS DODGE OFFER WILL BE MADE ONLY BY MEANS OF A FINAL PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL WHICH WILL BE MAILED TO YOU SEPARATELY.

     If you have any questions or require any assistance in voting your shares, please contact:

                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                         CALL TOLL-FREE: 1-877-750-5838
                Bankers and Brokers Call Collect: (212) 750-5833